PROSPECTUS SUPPLEMENT NO. 3	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated September 12, 2022)	Registration No. 333-262242
Ermenegildo Zegna N.V.
Up to 231,391,056 Ordinary Shares
Up to 20,116,666 Ordinary Shares Issuable Upon Exercise of Warrants
Up to 6,700,000 Warrants

This prospectus supplement supplements the prospectus dated September 12, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-262242). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained herein.
The Prospectus and this prospectus supplement relate to the issuance by us of up to 20,116,666 of our ordinary shares, nominal value €0.02 per share (“Ordinary Shares”), which include up to (i) 6,700,000 Ordinary Shares issuable upon the exercise of 6,700,000 private placement warrants (the “Private Placement Warrants”) originally issued by us in a private placement transaction in connection with the Business Combination (as defined below) at an exercise price of $11.50 per Ordinary Share, and (ii) 13,416,666 Ordinary Shares issuable upon the exercise of 13,416,666 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued to public shareholders of Investindustrial Acquisition Corp. (“IIAC”) in its initial public offering, and converted into warrants to purchase Ordinary Shares at the closing of the Business Combination at an exercise price of $11.50 per Ordinary Share. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders or their permitted transferees of (a) up to 231,391,056 Ordinary Shares (including (i) up to 36,735,551 Ordinary Shares issued to certain selling securityholders concurrently with the closing of the business combination (the “Business Combination”) between us and IIAC, (ii) up to 6,700,000 Ordinary Shares issuable upon exercise of our Private Placement Warrants, and (iii) up to 187,955,505 Ordinary Shares currently held by certain selling shareholders) and (b) up to 6,700,000 of our Private Placement Warrants. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.
The Ordinary Shares and our Public Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “ZGN” and “ZGN WS,” respectively. On January 24, 2023, the closing sale price as reported on NYSE of the Ordinary Shares was $11.30 per share and, on January 23, 2023, the closing sale price as reported on NYSE of our Public Warrants was $2.39 per Public Warrant.
This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.
This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.
Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 8 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is January 25, 2023.

On January 25, 2023, Ermenegildo Zegna N.V. (“Zegna Group,” “the Group,” or “the Company”) announced preliminary and unaudited revenues of €1,493 million for the full year 20221, an increase of 15.5% year-over-year2. Revenues for the fourth quarter of the year were €407 million, down 0.5% year-over-year. Revenues at constant currency (“cFX”)3 grew 11.0% and declined 2.9% in FY 2022 and 4Q 2022, respectively. Excluding the Greater China Region (“GCR”), which was affected by COVID-related restrictions throughout 2022, particularly from mid-March to the end of May and then again in the fourth quarter, revenues were up 42.0% year-over-year for FY 2022 and up 24.7% year-over-year for 4Q 2022 (up 38.6% and up 21.1% at cFX in FY 2022 and 4Q 2022, respectively).

Select Highlights from the Fourth Quarter of 2022
•Significant Growth, excluding COVID-related impacts in the Greater China Region
◦Excluding the GCR, global revenues showed significant growth for both 4Q 2022 and FY 2022, at 24.7% and 42.0% year-over-year, respectively. Revenue growth was especially strong in the U.S., even with a particularly strong comparison base in 4Q 2021, reaching 26.1% year-over-year for 4Q 2022 and 53.5% year-over-year for FY 2022. This comes despite the end of our distribution license with Tom Ford International, which resulted in an 8% reduction of our revenue growth for 4Q 2022 in the U.S.
◦Revenues in Europe, the Middle East, and Africa (EMEA) also continued to grow by double-digits percentage points compared to 4Q 2021, supported by exceptional results from the Middle East and Africa (MEA)4, strong performance in Italy, and consistent performance in other countries in Europe.
◦After a positive 3Q, in 4Q 2022 we saw a 30% decline in revenues from the GCR due to a new wave of particularly impactful COVID-related restrictions put in place in October and November, as well as some further unplanned temporary store closures in December due to a wave of contagion. This resulted in 4Q 2022 Group revenues decreasing 0.5% year-over-year (2.9% at cFX).
•Acquisition of Minority Stake in Norda Run
◦On January 23, 2023, Zegna signed an agreement for the acquisition of a minority stake in Canadian technical trail-running shoe company Norda Run, with the option to gradually increase its stake over the next nine years. The luxury outdoor space continues to be an area of focus for the Group, and Norda Run, which uses the finest materials on the planet to produce the world’s best-performing all-weather footwear, aligns perfectly with Zegna’s values of creating the best products from the best materials. The agreement secures the possibility of accelerating the brand’s growth through a strong industrial and commercial partnership.
•Fall 2023 Collection: Oasi Cashmere and The Elder Statesman Partnership
◦The Fall 2023 show, held during Milan Fashion Week earlier this month, focused on Zegna’s iconic Oasi, with 70% of the collection created using Oasi Cashmere. Oasi Cashmere is a central development on Zegna’s Road to Traceability, and we are committed to certifying its fibers as fully traceable by 2024.
◦On January 16, 2023, Zegna announced a collaboration with Los Angeles-based The Elder Statesman, and unveiled some items from the collection, including a tweed cashmere coat, during our Fall 2023 show. The full collection will be presented during Paris Fashion Week at the end of February and will be in stores in September 2023.
•Thom Browne Wins Trademark Case; Reaches Agreement to Directly Operate Business in Korea
◦On January 12, 2023, a jury found that at no time did Thom Browne, Inc., infringe on any of the trademarks of adidas America, Inc., in the lawsuit filed by adidas in the U.S.
◦Today, January 25, 2023, Thom Browne announced an agreement with its Korean partner of 12 years, Samsung C&T Corporation (“Samsung”), pursuant to which Thom Browne will directly operate its Korean business through a newly formed and wholly owned company, Thom Browne Korea. Thom Browne Korea will assume direct responsibility for all activities within the Korean market, with external support from Samsung. Samsung and Thom Browne will continue their successful collaboration through an innovative retail management agreement, effective July 1, 2023, through which Samsung will manage Thom Browne’s wholly owned network of 17 stores in Korea.
1 Throughout this document, FY 2022 and 4Q 2022 revenues are preliminary and unaudited.
2 Throughout this document, revenue growth refers to year-over-year growth.
3 This document includes information about our revenues measured on a constant currency basis, which is a non-IFRS financial measure. See the Non-IFRS Financial Measures section starting on page 3 of this document for a definition of such non-IFRS measure.
4 MEA includes Middle East and African countries and Turkey.

Review of Fourth Quarter and Full Year 2022 Preliminary and Unaudited Revenues5

In 4Q 2022, Zegna Group generated revenues of €407 million, a 0.5% year-over-year decrease, bringing total revenues for FY 2022 to €1,493 million, up 15.5% year-over-year. At cFX, revenues grew 11.0% and declined 2.9% year-over-year in FY 2022 and 4Q 2022, respectively. Excluding the GCR, which was affected by COVID-related restrictions throughout 2022, particularly from mid-March to the end of May and then again in the fourth quarter, revenues were up 42.0% year-over-year for FY 2022, and up 24.7% year-over-year for 4Q 2022 (up 38.6% and up 21.1% year-over-year at cFX in FY 2022 and 4Q 2022, respectively). Growth in the fourth quarter was also affected by the end of the Tom Ford International distribution license agreement with the Fall/Winter 2022 season deliveries, which had a negative impact on consolidated revenues for 4Q 2022 of 2.0% year-over-year.

Revenues by Segment

Zegna: Revenues for the Zegna segment, which includes Zegna-branded products as well as the Textile and Third-Party Brands product lines, reached €334 million in 4Q 2022, a decrease of 2.2% year-over-year, with the drop in GCR direct-to-consumer (DTC) revenues and the end of the Tom Ford International distribution license agreement more than offsetting solid performance in other markets. Zegna segment revenues for FY 2022 were €1,177 million, a 13.7% year-over-year increase.

Thom Browne: The Thom Browne segment continues to be a significant growth driver for the Group, with 4Q 2022 revenues of €76 million, up 11.5% year-over-year. In FY 2022, the Thom Browne segment posted revenues of €331 million, up 25.3% year-over-year. Thom Browne saw women’s products growing slightly faster than men’s, while children’s almost doubled. Despite COVID-related restrictions and closures affecting the DTC channel, positive performance was sustained by strong wholesale demand, e-commerce through T-Mall in China, and the contribution of 11 net store openings in 2022, bringing the total number of directly operated stores to 63 at the end of 2022.

Revenues by Product Line

Zegna-Branded Products: Zegna-branded products revenues were €274 million for 4Q 2022, down 2.7% year-over-year, but up double-digit year-over-year excluding GCR, benefitting from the rollout of the One Brand collection since July 2022. Revenues for FY 2022 were €924 million, up 9.0% year-over-year. Shoes showed exceptional performance throughout the year, while growth in the luxury leisurewear segment remained steady. Tailoring and Made-to-Measure both saw a strong rebound in 2022, especially in the U.S. and EMEA.

Thom Browne: Thom Browne continues to be a growth pillar for the Group, with revenues of €76 million in 4Q 2022, up 11.4% year-over-year, bringing FY 2022 revenues to €330 million, up 25.3% year-over-year. The growth was largely driven by wholesale demand.

Textile: Textile revenues were up 7.1% year-over-year for 4Q 2022, reaching €38 million. Revenues for the year were up 33.8% to €137 million, with all the key subsidiaries experiencing healthy double-digit growth.

Third-Party Brands: Third-Party Brands revenues reached €18 million in 4Q 2022, down 18.8% year-over-year, impacted by the termination of the Tom Ford International distribution license which ended with deliveries of the FW 2022 collection, replaced by a supply agreement. Excluding this impact, Third-Party Brand revenues were up strong double-digit in 4Q 2022. We expect the negative impact to be more than offset by the consolidation of the TOM FORD fashion business subject to and upon closing of the transaction with The Estée Lauder Companies, expected later this year. For FY 2022, Third-Party Brands revenues were up 30.5% year-over-year to reach €98 million, driven by higher Gucci orders and Tom Ford deliveries for SS22/FW22.

Revenues by Geography

The Group saw significant growth across geographies, excluding the GCR due to the rapidly changing nature of the COVID-19 policies in the region. Excluding the GCR, the Group saw a 42.0% increase in revenues in FY 2022 driven by performance in Europe, the Middle East, and the U.S. Revenue growth was 24.7% in 4Q 2022, excluding the GCR.

Activities in Europe, the Middle East, and the U.S. demonstrated the strongest growth in 4Q 2022. EMEA revenues in 4Q 2022 were €140 million, a 22.8% year-over-year increase, of which the Middle East and Africa (MEA) region represented €24 million, a 34.9% year-over-year growth, building on the region’s robust performance in the earlier quarters of the year.

For FY 2022, EMEA revenues reached €520 million, up 36.8% year-over-year. Revenues from the Middle East and Africa (MEA) region constituted €69 million for the year, a 56.1% year-over-year growth.

North America 4Q 2022 revenues increased 26.7% year-over-year and amounted to €82 million, of which the U.S. made up €77 million, up 26.1% year-over-year. The U.S. continues to be an area of focus for the Group as we execute our strategic growth plan.
5 All % changes are calculated on an actual currency exchange rate basis, unless otherwise specified.

Revenues in North America reached €295 million in FY 2022, up 54.1% year-over-year, with the U.S. up 53.5% to €270 million.

Group revenues in the GCR were down 30.3% year-over-year for 4Q 2022, reaching €131 million. The decrease was 16.1% for FY 2022, with revenues of €494 million for the year. The drop in revenues was a result of COVID-19 disruptions throughout the year, especially severe during the fourth quarter. After restrictions were eased in early December, we also experienced temporary store closures due to staff shortages. Operations have since normalized, returning to more predictable activities.

Revenues by Channel

In FY 2022, DTC revenues for Zegna-branded products saw an 8.4% year-over-year increase, reaching €773 million. DTC revenues for Thom Browne increased 5.1% year-over-year to €146 million in FY 2022, pushed by high-double-digit performance in the U.S., EMEA, and Japan. The FY 2022 increases in DTC revenues come despite decreases of 6.2% and 10.0% for Zegna-branded products and Thom Browne, respectively, in 4Q 2022, as a result of the COVID-19 disruption in the GCR.

For FY 2022, wholesale revenues reached €570 million, up 30.7% year-over-year, with Thom Browne wholesale revenues growing 47.7% for the year to €184 and Zegna-branded product wholesale revenues growing 12.6% for the year to €151 million. In 4Q 2022, the Group saw growth across the wholesale channel, with revenues totaling €132 million, a 16.1% year-over-year increase. This is attributed to exceptional wholesale growth for Thom Browne of 62.4% year-over-year during the quarter and consistent growth of 20.7% year-over-year for Zegna-branded products during the quarter. At the end of FY 2022, DTC revenues represented 62% of total sales, down from 66% in FY 2021, as a result of the disruptions affecting the GCR, which is mainly a retail market.
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Non-IFRS Financial Measures

Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including revenues on a constant currency basis. Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Constant Currency Information

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro. We use revenues on a constant currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

We calculate constant currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

Revenues on a constant currency basis are not a substitute for revenues on a current currency basis or any GAAP-related measures, however, we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues trend.
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Fourth Quarter 2022 and FY 2022 - Preliminary Unaudited Group Revenues

Group Revenues by Segment (Unaudited)

(€ thousands, except percentages)	FY 2022 Preliminary	FY 2021	△% vs FY 2021	△% vs FY 2021 at constant currency	4Q 2022 Preliminary	4Q 2021	△% vs 4Q 2021	△% vs Q4 2021 at constant currency
	Unaudited				Unaudited	Unaudited
Revenues	1,492,840	1,292,402	15.5%	11.0%	406,973	409,074	(0.5%)	(2.9%)
Zegna segment	1,176,706	1,035,175	13.7%	9.3%	334,477	341,940	(2.2%)	(4.4%)
Thom Browne segment	330,891	264,066	25.3%	20.6%	75,818	67,997	11.5%	8.7%
Eliminations	(14,757)	(6,839)	n.m.	n.m.	(3,322)	(863)	n.m.	n.m.
________________________________________
Note: throughout this section “n.m.” means not meaningful

Group Revenues by Product Line (Unaudited)

(€ thousands, except percentages)	FY 2022 Preliminary	FY 2021	△% vs FY 2021	△% vs FY 2021 at constant currency	4Q 2022 Preliminary	4Q 2021	△% vs 4Q 2021	△% vs Q4 2021 at constant currency
	Unaudited				Unaudited	Unaudited
Revenues	1,492,840	1,292,402	15.5%	11.0%	406,973	409,074	(0.5)%	(2.9)%
Zegna branded products (1)	923,942	847,311	9.0%	4.1%	274,374	281,952	(2.7)%	(5.0)%
Thom Browne	330,014	263,397	25.3%	20.6%	75,668	67,901	11.4%	8.6%
Textile	136,769	102,244	33.8%	35.4%	37,513	35,042	7.1%	7.6%
Third Party Brands	97,792	74,957	30.5%	27.9%	18,188	22,403	(18.8)%	(23.2)%
Other (2)	4,323	4,493	(3.8)%	(7.5)%	1,230	1,776	(30.7)%	(32.1)%
________________________________________
(1)Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.
(2)Other revenues include revenues relating to the Agnona business, which was sold in January 2021. For the years ended December 31, 2022 and 2021 the Agnona business generated revenues after eliminations of €59 thousand and €1,191 thousand, respectively.

Group Revenues by Geographical Area (Unaudited)

(€ thousands, except percentages)	FY 2022 Preliminary	FY 2021	△% vs FY 2021	△% vs FY 2021 at constant currency	4Q 2022 Preliminary	4Q 2021	△% vs 4Q 2021	△% vs Q4 2021 at constant currency
	Unaudited				Unaudited	Unaudited
Revenues	1,492,840	1,292,402	15.5%	11.0%	406,973	409,074	(0.5)%	(2.9)%
EMEA (1)	520,226	380,325	36.8%	36.2%	140,400	114,337	22.8%	21.8%
of which Italy	224,342	158,722	41.3%	41.8%	53,234	39,876	33.5%	32.1%
of which UK	53,970	37,682	43.2%	42.2%	15,362	14,064	9.2%	8.8%
of which MEA (2)	69,046	44,236	56.1%	49.6%	24,047	17,832	34.9%	31.9%
North America (3)	294,686	191,283	54.1%	43.2%	82,406	65,018	26.7%	17.2%
of which United States	270,312	176,059	53.5%	42.1%	76,718	60,858	26.1%	15.8%
Latin America (4)	29,889	19,971	49.7%	33.4%	10,331	7,573	36.4%	19.5%
APAC (5)	644,802	696,344	(7.4%)	(11.6)%	173,058	220,934	(21.7)%	(22.1)%
of which Greater China Region	494,110	588,876	(16.1%)	(20.6)%	130,657	187,459	(30.3)%	(30.8)%
of which Japan	65,445	55,479	18.0%	23.7%	20,727	18,637	11.2%	17.7%
Other (6)	3,237	4,479	n.m.	n.m.	778	1,212	n.m.	n.m.
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)MEA includes Middle East countries, African countries and Turkey.
(3)North America includes the United States of America and Canada.
(4)Latin America includes Mexico, Brazil and other Central and South American countries.
(5)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries. Greater China Region includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan.
(6)Other revenues mainly include royalties and certain sales of products from previous seasons collections.

Group Revenues by Channel (Unaudited)

(€ thousands, except percentages)	FY 2022 Preliminary	% on Revenues	FY 2021	% on Revenues	△% vs FY 2021	△% vs FY 2021 at constant currency	4Q 2022 Preliminary	% on Revenues	4Q 2021	% on Revenues	△% vs 4Q 2021	△% vs Q4 2021 at constant currency
	Unaudited						Unaudited		Unaudited
Revenues	1,492,840	100%	1,292,402	100%	15.5%	11.0%	406,973	100%	409,074	100%	(0.5%)	(2.9%)
Direct to Consumer (DTC) - Zegna branded products	772,505		712,862		8.4%	2.9%	230,277		245,416		(6.2%)	(8.6%)
Direct to Consumer (DTC) - Thom Browne branded products	145,702		138,567		5.1%	(1.5%)	42,983		47,778		(10.0%)	(12.5%)
Total Direct to Consumer (DTC)	918,207	62%	851,429	66%	7.8%	2.2%	273,260	67%	293,194	72%	(6.8%)	(9.2%)
Wholesale Zegna branded products	151,437		134,449		12.6%	10.6%	44,097		36,536		20.7%	18.7%
Wholesale Thom Browne branded products	184,312		124,830		47.7%	46.6%	32,685		20,123		62.4%	60.2%
Wholesale Third Party Brands and Textile	234,561		177,201		32.4%	32.2%	55,701		57,445		(3.0%)	(4.7%)
Total Wholesale	570,310	38%	436,480	34%	30.7%	29.4%	132,483	33%	114,104	28%	16.1%	14.3%
Other (1)	4,323	—%	4,493	—%	n.m.	n.m.	1,230	—%	1,776	—%	n.m.	n.m.
________________________________________
(1)Other revenues include revenues relating to the Agnona business, which was sold in January 2021. For the years ended December 31, 2022 and 2021 the Agnona business generated revenues after eliminations of €59 thousand and €1,191 thousand, respectively.

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Group Monobrand(1) Store Network as of December 31, 2022 and 2021

	As of December 31, 2022			As of December 31, 2021
# Stores	Zegna	Thom Browne	Zegna Group	Zegna	Thom Browne	Zegna Group
EMEA	65	10	75	69	9	78
Americas (2)	53	7	60	50	5	55
APAC	121	46	167	126	38	164
Total Direct to Customer (DTC)	239	63	302	245	52	297
EMEA (3)	57	6	63	89	5	94
Americas (2)	64	4	68	74	3	77
APAC	35	32	67	32	30	62
Total Wholesale	156	42	198	195	38	233
Total	395	105	500	440	90	530
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(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Americas include North America and Latin America.
(3)Does not include any stores in Russia as of December 31, 2022 (14 Wholesale stores in EMEA as of December 31, 2021). Although some stores may still be operating as of December 31, 2022, they have not been supplied by Zegna since February 2022 and have therefore been excluded from Zegna's store count.
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On January 12, 2023, Ermenegildo Zegna N.V. announced that the jury returned a verdict in the lawsuit between adidas America, Inc. and Ermenegildo Zegna N.V.’s subsidiary Thom Browne, Inc. that was being tried before the United States District Court for the Southern District of New York. The lawsuit was previously disclosed in Zegna’s SEC filings. In response to the verdict, the following statement was provided to media.
We are pleased that the jury found that at no time did Thom Browne, Inc. infringe on any of adidas’s trademarks. For over twenty years now, Thom Browne has been a pioneering force in luxury fashion, bringing a wholly unique and distinctive design aesthetic that combines classic tailoring with American sportswear sensibilities. We look forward to continuing to design and provide the creative products that have become the hallmark of the Thom Browne label.
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